June 10, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Ms. Bonnie Baynes

Ms. Sharon Blume

Re: Zander Therapeutics, Inc.

Item 4.02 Form 8-K

Filed May 31, 2019

File No. 333-220790

Dear Ms. Baynes and Ms. Blume,

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated June 5, 2019 (the “Comment Letter”) relating to Form 8-K filed by Zander Therapeutics, Inc. ( the “Company”) which was the subject of the Comment Letter.

The Company changed independent public accountants as of April 8, 2019 due to the fact that AMC Auditing, LLC. ("AMC"), the Company’s previous independent registered public accounting firm, was acquired by Prager Metis CPA’s LLP (“Prager”), the Company’s current independent accounting firm.

Although the amended reports have been prepared and sent to Prager, the Company has not been told by Pager as to how long it will take Prager to review the amended Q1 and Q2 Form 10Q of the Company. The Company shall file an amended Form 8-K as soon as the Company is advised by Prager as to how long the reviews will take to conclude.

With regards to the Staff’s comment pertaining to assertions in accordance with Items 307& 308 of Regulation S-K regarding disclosure controls and procedures and internal control over financial reporting; the Company did not believe at the time of the filing of the original reports that any deficiencies existed.

Thank you for your kind assistance and the courtesies that you have extended to assist the Company in complying with applicable disclosure requirements. Any additional questions may be directed to the undersigned.

Sincerely,

/s/ David R. Koos

David R. Koos

Chairman & CEO